

Mailstop 4546

September 30, 2016

Arthur J. Gonzales
General Counsel
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

> **Re:** **National Interstate Corporation**
> **Amendment No. 1 to**
> **Schedule 13E-3**
> **Filed by GAIC Alloy, Inc. et al.**
> **Filed September 20, 2016**
> **File No. 005-80324**
>
> **Amendment No. 1 to**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed September 20, 2016**
> **File No. 000-51130**

Dear Mr. Gonzales:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Merger Proxy

General

1. We note your response to our prior comment 2. Please mark your form of proxy card as a "Preliminary Copy."

Special Factors, page 21
Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the
Board of Directors; Fairness of the Merger, page 33

2.   We note your response to our prior comment 13. Item 1014(a) of Regulation M-A
        requires each filing person to make the fairness determination with respect to
        "unaffiliated security holders" of the subject company, not to security holders other than
        the filing persons and their affiliates. That is, the fairness determination should not
        address fairness to any affiliated security holders of the Company, whether filing persons
        or not. Please revise to clearly and unambiguously express the fairness determination as
        set forth in the item. In this regard, consider disclosing in the second paragraph of the
        letter to shareholders that Parent is a 51% security holder of the Company and will own
        100% of the equity interest in the Company following the transaction.

3.   We note your response to our prior comment 15. Please expand your disclosure to
        explain, for each strategic alternative listed, the basis for the conclusion that "the merger
        was reasonably likely to deliver greater value to the Public Shareholders."

4.   We note your response to our prior comment 17 regarding bullet points 2 and 5 under the
        lead-in "the terms of the Merger Agreement" on page 34. We continue to believe that
        clarification is necessary regarding how the special committee considered as a material
        factor indicating fairness of the merger that discussions could potentially lead to a
        superior proposal that could be attractive to Parent. Disclosure on the next page indicates
        that the special committee took into account when determining fairness AFG's statement
        that it would not even consider selling its stake in the Company or vote in favor of any
        alternative transaction. These two factors appear to contradict each other. Please revise.

5.   We note your response to our prior comment 14. If the special committee and the Board
        relied upon the financial advisor's analysis in evaluating going concern value, they must
        specifically adopt that analysis in order to satisfy the requirements of Item 1014 of
        Regulation M-A. Please revise the disclosure accordingly.

Preliminary Presentations by Morgan Stanley, page 44

6.   We note your response to our prior comment 19. The purposes of the presentation on
        June 2, 2016, as disclosed, do not impact the need to describe the presentation under
        Item 1015 of Regulation M-A, so long as the presentation is materially related to the
        transaction. Please summarize the content of slides 4-6.

Projected Financial Information, page 54

7.   We note your response to our prior comment 24. We continue to believe that it is
        inappropriate to disclaim materiality of disclosures being made to security holders.
        Please revise.

Explanatory Note Regarding the Merger Agreement, page 72

8.   We note your response to our prior comment 27. Disclosure continues to state that the representations and warranties were made solely for the benefit of the parties thereto and only for purposes of the Merger Agreement. Please revise to remove any potential implication form this language that the Merger Agreement does not constitute public disclosure under the federal securities laws.

Where You Can Find Additional Information, page 105

9.   We note your response to our prior comment 28. Please revise to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year. Specifically, please incorporate by reference the Forms 8-K filed on February 29, May 10 and July 26, 2016. Refer to Instruction 2(b) of Item 14 of Schedule 14A and Item 11(a)(2) of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina Thomas at (202) 551-3577, Mary Beth Breslin at (202) 551-3625 or David Orlic at (202) 551-3503 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Thomas M. Cerabino
        Willkie Farr & Gallagher LLP